

SEC 16012750

SEC Processing Section
FEB 29 2016
Washington DC
416

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response... 12.00

SEC FILE NUMBER
8-26807

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paulson Investment Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 SW 5th Ave, Suite 1460
(No. and Street)

Portland (City) Oregon (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolm A. Winks 312-940-8327
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name - if individual, state last, first, middle name)

601 Union Street (Address) Seattle (City) Washington (State) 98101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Byron Crowe, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2015, and supplemental schedule as of December 31, 2015, pertaining to Paulson Investment Company, LLC are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/2016
Signature Date

CEO
Title



SAMANTHA KLING
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
September 22, 2019

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Equity
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	(g)	Notes to Financial Statements
(x)	(h)	Computation of Net Capital
( )	(i)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(k)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
( )	(l)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
(x)	(m)	An Oath or Affirmation
(x)	(n)	A Copy of the SIPC Supplemental Report
( )	(o)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

PAULSON INVESTMENT COMPANY, LLC

Annual Financial Statements

Year ended December 31, 2015

Paulson Investment Company, LLC
Annual Financial Statements
Year Ended December 31, 2015

Contents

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Paulson Investment Company, LLC
Portland, Oregon

We have audited the accompanying statement of financial condition of Paulson Investment Company, LLC ("the Company"), as of December 31, 2015, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 25, 2016

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

Paulson Investment Company, LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 1,760,811
Receivable from clearing organization	66,668
Notes and other receivables, net	662,801
Equities securities, at fair value	363,936
Warrant securities, at fair value	1,907,000
Fixed assets, net of accumulated depreciation and amortization of $102,011	56,890
Prepaid expenses and other assets	357,105
Total Assets	$ 5,175,211
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 198,831
Compensation, employee benefits & payroll taxes payable	630,670
Underwriter warrants payable to employees, at fair value	356,496
Other liabilities	159,304
Total liabilities before subordinated debt	1,345,301
Liabilities subordinated to the claims of general creditors	250,000
Total Liabilities	1,595,301
Members' Equity	3,579,910
Total Liabilities and Members' Equity	$ 5,175,211

See accompanying notes to the Statement of Financial Condition

Paulson Investment Company, LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenue	
Commissions	$ 4,372,123
Net loss from trading and marketable securities	(3,102,691)
Revenue from Underwriting, including warrants received	7,800,034
Other	79,967
	9,149,433
Expenses	
Commission expense, including warrants distributed	7,030,753
Salaries and benefits	2,893,197
Rent	415,300
Insurance	225,322
Legal services	202,546
Underwriting	152,670
Regulatory	187,860
Travel & entertainment	117,096
Information systems	114,637
Professional fees	147,905
Clearing charges	94,778
Communications	110,851
Office expense	99,561
Interest and bank charges	27,866
Depreciation & amortization	45,266
Taxes	29,496
Other	25,677
	11,920,781
Net Loss	$ (2,771,348)

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

		Members' Equity
Members' Equity, December 31, 2014	$	5,032,058
Capital infusions		1,319,200
Net Loss		(2,771,348)
Members' Equity, December 31, 2015	$	3,579,910

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:		
Net loss	$	(2,771,348)
Changes in net loss not requiring the use of cash:		
Depreciation and amortization		45,266
Receipt of underwriter warrants		(6,693,760)
Distribution of underwriter warrants payable to employees		4,101,928
Realized depreciation of underwriter warrant		2,883,832
Loss on Equity Securities		208,063
Amortization of notes receivable		626,596
Changes in operating assets and liabilities:		
Receivable from brokers and clearing organizations		(1,250)
Notes and other receivables		(679,790)
Prepaid expenses and other assets		(160,462)
Accounts payable and accrued expenses		103,528
Compensation, employee benefits & payroll taxes		165,405
Underwriter warrants payable to employees, at fair value		(418,504)
Other liabilities		52,691
Net cash used in operating activities:		(2,537,803)
Cash Flows from Investing Activity:		
Purchase of fixed assets		(12,011)
Cash Flows from Financing Activity:		
Capital Infusion		1,319,200
Net Decrease in Cash		(1,230,614)
Cash and cash equivalents, Beginning of Year		2,991,425
Cash and cash equivalents, End of Year	$	1,760,811
Supplemental cash flow information:		
Cash paid during the year for interest	$	1,924

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Changes in Subordinated Liabilities
For the Year Ended December 31, 2015

Subordinated Liabilities, December 31, 2014	$	250,000
New borrowings		-
Subordinated Liabilities, December 31, 2015	$	250,000

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Notes to Financial Statements
For the Year Ended December 31, 2015

1. Organization and Nature of Business

Paulson Investment Company, LLC (the "Company") is a registered broker-dealer, primarily acting as managing underwriter, placement agent or selling group member of initial and follow on public offerings, private investments in public equity instruments and private placements for smaller companies. In addition, the Company also acts as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with its clearing broker-dealer, RBC Correspondent Services (the Clearing Broker). The Company conducts business throughout the United States, and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions and the related commission revenue are recorded on a trade date basis. Underwriting revenues are recognized at the time the underwriting is completed. Revenue from the receipt of underwriter warrants is recognized when the underwriting is completed and the warrants are received based on the estimated fair value of the securities using the Black-Scholes option pricing model taking into account the exercise price, remaining life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant.

Cash Equivalents - Cash equivalents consists of highly liquid investments with maturities of three months or less.

Receivable from Clearing Organizations – Payments, commissions, and other amounts receivable from RBC Correspondent Services.

Fixed Assets – Fixed assets are stated as cost, less accumulated depreciation and amortization. Furniture and equipment depreciation is generally computed using the straight line method over their estimated useful lives (typically 3 to 5 years). Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining lives of the related leases.

Investments in Securities – The Company values investments in marketable securities at the last sales price as of the last day of the period. The Company records such instruments on a trade date basis and values them at fair value. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net loss from trading and marketable securities on the statement of operations.

Income Taxes – The Company is organized as an LLC and has elected to be taxed as a partnership. As such the Company is not subject to income taxes. Taxes, if any, are the responsibility of the members. The members are required to report separately on their income tax returns their pro-rata share of the taxable income or loss of the Company.

Government and other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to provisions of the SEC's net capital rule (Rule 15c3-1) which requires the Company maintain a minimum net capital, as defined. With respect to the SEC's customer protection rule (Rule 15c3-3) the Company operates under paragraph (k)(2)(ii) and, accordingly, is exempt from the remaining provisions of the rule.

3. Securities Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's Level 1 assets consist of equity securities. The Company uses quoted market prices in valuing these assets.

The Company's Level 3 assets consist of Underwriter Warrants received in connection with investment banking services rendered. These warrants include warrants owned outright by the Company, and also warrants in which certain employees have a claim as a result of their compensation structure. These warrants generally have a five to seven year expiration date and vest immediately. The Company values these warrants using the Black-Scholes Option Pricing Model, which takes into account five specific inputs: stock price, risk free rate, exercise price, time remaining and price volatility. The first four of these inputs are relatively objective, as they are based on quoted information or known facts. The price volatility, which after the stock price is the most influential factor in determining valuation, is more subjective. The volatility input is derived based on a volatility index of comparable public companies standard deviations of price matched to the remaining time duration of each warrant. There is no assurance that the Company will be able to exercise any of these warrants in a way that will realize the fair value that has been recorded in the financial statements based on this model. Underwriter warrants payable to employees represent warrants that are held by the Company, but are distributable to employees as compensation at December 31, 2015. The value of such warrants granted to employees during the year are included in commission expense in the statement of operations.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2015:

	Level 1	Level 3	Total
Equity securities	$ 363,936	$ -	$ 363,936
Underwriter warrants	-	1,907,000	1,907,000
Underwriter warrants payable to employees	-	(356,496)	(356,496)

The inputs or methodology used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of activity related to the Company's Level 3 financial assets and liabilities:

	Underwriter Warrants	Underwriter Warrants Payable to Employees
Balance, December 31, 2014	$ 2,199,000	$ (775,000)
Fair value of securities received included as a component of revenue from underwriting	6,693,760	
Fair value of securities received included as a component of commission expense		(3,683,424)
Net loss included as a component of net loss from trading and marketable securities	(2,883,832)	
Fair value of underwriter warrants distributed to employees	(4,101,928)	4,101,928
Balance, December 31, 2015	$ 1,907,000	$ (356,496)

The following presents a summary of quantitative information about level 3 fair value measurements:

	Fair Value at December 31, 2015	Valuation Technique	Unobservable Input	Range		Weighted Average
				Minimum	Maximum	
Underwriter warrants	1,907,000	Black-Scholes Option Pricing Model	Volatility index of comparable companies	62.2%	98.5%	83.3%
Underwriter warrants payable to employees	356,496					

4. Notes and other receivables, net

The Company has both forgivable notes receivable and other standard receivables.

As of December 31, 2015, the forgivable notes receivable totaled $1,573,894. Such notes are with employees, are of one to five year durations, bear between 1% and 5% interest, and are forgivable over stated periods if employees meet certain performance milestones. As per the Company's policy, such loans are amortized on a straight line basis over the life of the respective loans, and as of December 31, 2015, the unamortized portion was $435,187 which is included in the Notes and Other Receivables on the statement of financial condition. While these loans do contain a stated interest, interest is not accrued as it is likely that these amounts will be forgiven as the notes are forgiven. In the unlikely event these loans are not forgiven because the terms of the forgiveness are not met, the full amount of the loan, along with the accrued interest shall be due and payable to the Company.

The Company also has receivables, primarily from brokers for draws, advances and expenses in excess of commissions. As of December 31, 2015, the full value of these receivables is $171,593. In addition the Company has receivables from affiliates and vendors of $56,021. The total value of $227,614 is included in the Notes and Other Receivables on the statement of financial condition.

Receivables are reviewed on a regular and continual basis by management and, if events or changes in circumstances cause doubt as to the collectability of contractual payments, a receivable will be assessed for impairment. The Company considers a receivable to be impaired when, based on current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to contractual terms of the receivable agreement. When management determines collection to be doubtful, and allowance for amounts receivable is recorded and the receivable is placed on a non-performing (non-accrual) status. Payments received on non-accrual receivables are applied first to reduce the outstanding interest, and then applied to the receivable unless management determines impairment is likely in which case payments are applied to the outstanding receivable balance (cost recovery method).

Interest received on impaired receivables is recorded using the cash receipts method unless management determines further impairment is probable. No impairment loss is recorded if the carrying amount of the receivable (principal and accrued interest) is expected to be fully recovered through borrower payments and enforcement action against the borrowers collateral, is any.

Allowance for Doubtful Accounts
The conclusion that a receivable may become uncollectible, in whole or in part, is a matter of judgment. The company does not have a formal risk rating system. Receivables and the related accrued interest are analyzed on an individual and continuous basis for recoverability.

Delinquencies are determined upon contractual terms. A provision is made for doubtful accounts to adjust the allowance for doubtful accounts to an amount considered to be adequate, with due consideration to workout agreements, to provide for unrecoverable receivables and receivables, including impaired receivables. Other receivables and accrued interest, uncollectable receivables and related interest receivable are posted directly to the allowance account once it is determined that the full amount is not collectable.

Allowance for receivables from employees principally consists of uncollectable unsecured forgivable promissory notes to registered representatives that are forgiven over a specific period, typically over five years, if the borrower remains an employee of the Company. Any amounts remaining under the note become due immediately when the individual either leaves the Company voluntarily or is terminated. Amounts from Corporate finance clients principally consist of bridge loans and other advances to underwriting clients.

As of December 31, 2015 the Company had no balance for its allowance for doubtful accounts.

5. Fixed Assets

As of December 31, 2015, the company had fixed assets totaling $158,901 comprised of furniture and equipment of $128,698 and leasehold improvements of $30,203. As per the Company's policy, these assets are depreciated on a straight line basis over the useful life of the respective assets, and as of December 31, 2015, the unamortized portion was $56,890.

6. Subordinated Debt Agreement

The Company issued an unsecured note subordinated to the claims of general creditors in the amount of $250,000 with a stated interest rate of 8% in 2014. Such note matures October 1, 2016.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $877,987 of which $777,987 was in excess of its required net capital of $100,000. The Company's net capital ratio was 1.53 to 1.

8. Commitments and Contingencies

The Company leases office space under the terms of various non-cancelable operating leases through 2018. The leases are all subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. The future annual lease payments for the years ending December 31 are as follows:

2016	389,343
2017	311,357
2018	111,020
	$ 811,720

Rent expense for the year ended December 31, 2015 amounted to $415,300.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2015 and through the date of this report there are two claims pending which the Company's management feels will not result in the ultimate payment of any damages or other contingent payments.

There are no guarantees made by the Company that may result in a loss or future obligations as of December 31, 2015.

9. Market and Counterparty Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

10. Concentrations of Credit Risk

During the year ended December 31, 2015, the Company earned 96.9% of its cash commission revenues from seven customers.

As of December 31, 2015, one employee's note receivable balance compromised 68.5% of the Company's total notes receivable balance.

During the course of the year ended December 31, 2015, the bank balances on occasion were in excess of the FDIC insurance limit.

11. Subsequent Events

Management has evaluated the impact of all subsequent events through February 25, 2016, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

Paulson Investment Company, LLC
Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Members' Equity	$ 3,579,910
Plus: Liabilities Subordinated to the claims of general creditors	250,000
	3,829,910
Less: Non-allowable Assets	
Notes and other receivables	662,801
Non-marketable securities, at fair value	2,224,686
Fixed assets, net of accumulated depreciation and amortization	56,890
Prepaid expenses and other assets	357,105
	3,301,482
Addback: Underwriter warrants payable to employees, at fair value	356,496
Tentative Net capital	884,925
Less: Haircuts	(6,938)
Net capital	877,987
Less: Required Net Capital	(100,000)
Excess Net capital	$ 777,987
Computation of Aggregate Indebtedness	
Total liabilities before subordinated debt	$ 1,345,301
Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	100,000
Percentage of Aggregated Indebtedness to Net Capital	153.23%
Ratio of Aggregated Indebtedness to Net Capital	1.53

There are no material differences between the computation of Net Capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2015, as filed.

See Independent Auditor's Report

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3

Paulson Investment Company LLC
Exemption Report
Under Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2015

Paulson Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. para. 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. para 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. para 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provisions of 17 C.F.R. para. 240.15c3-3 (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17 C.F.R. para 240.15c3-3(k)(2)(ii) during the year ended December 31, 2015 with the exception of the rules surrounding the prompt transmittal of customer securities and checks to associated clearing firm accounts. It was found that during the period January 1, 2015 through March 12, 2015, 3 customer checks received at the New York branch office were not promptly transmitted in accordance with interpretation to the rule. During the period April 4, 2014 through July 7, 2015, 6 customer securities received at the New York branch office were not promptly transmitted in accordance with interpretation to the rule. The Company has since modified its policies and procedures to ensure the prompt transmittal of all client checks and securities.

Signed:



Byron Crowe, Chief Executive Officer

See Independent Accountant's Report

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Paulson Investment Company, LLC
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report under SEC Rule 17a-5, in which (1) Paulson Investment Company, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("the exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

February 25, 2016

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

INFORMATION REGARDING THE

SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT

Paulson Investment Company, LLC
Schedule of SIPC Assessment and Payments (SIPC-7)
For the Year Ended December 31, 2015

Total Assessment for the year ended December 31,2015	23,072
Less: Payment made with SIPC-6 on 8/3/2015	(11,667)
Balance Due with SIPC-7	$ 11,405

petersonsullivan LLP
Certified Public Accountants
& Advisors

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Paulson Investment Company, Inc.
Portland, Oregon

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Paulson Investment Company, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (such as check copies), noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 25, 2016

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS